Exhibit 99.4

ZenaTech’s ZenaDrone Starts Testing its High-Density Batteries to Extend Flight Time for ZenaDrone 1000 Drone for US Defense Applications

Vancouver, British Columbia, (February 6 , 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that ZenaDrone will commence testing work this quarter on a high density battery for the ZenaDrone 1000 multifunction AI drone designed for defense and commercial applications. High density batteries are lightweight and enable longer drone flight times, more reliability and endurance for longer defense missions, heavier payloads, and greater operational success of a wide range of military applications. ZenaDrone will use the batteries from ZenaTech’s affiliated company Galaxy Batteries Inc.

“High density batteries are key to longer flight times and reliability in the harsh conditions of military defense operations such as cargo and resupply, intelligence gathering, surveillance, and reconnaissance missions. We will test to ensure these batteries will provide the customization, cost savings, supply chain control and superior performance we require. This is important to our goal to become a Blue UAS- certified supplier to sell to US defense branches and other military organizations,” said CEO Shaun Passley, Ph.D.

ZenaDrone 1000 is an autonomous multifunction drone offering stable flight, maneuverability, heavy lift capabilities, innovative software technology, sensors, AI, and purpose-built attachments, along with compact and rugged hardware engineered for military and industrial use. The company previously completed two paid trials with the US Air Force and the US Navy Reserve for logistics and transportation applications carrying critical cargo, such as blood, in the field.

The company previously announced that its supply chain is fully NDAA (National Defense Authorization Act) compliant and that it plans to apply for Green UAS (Unmanned Aerial System) followed by Blue UAS certification, an approved supplier list for drone companies.

NDAA compliance refers to adhering to the provisions outlined in the National Defense Authorization Act, which is a set of US federal laws passed every year that specify the budget and expenditures for the Department of Defense (DoD) and address growing cybersecurity concerns. For a product to be NDAA compliant, it must not be produced by a set list of Chinese manufacturers, which extends to the chipsets, cameras, displays and other technology used.

The Blue UAS (Unmanned Aerial System) program is a stringent government approved supplier list of drone companies that wish to do business with the US DoD; suppliers including ZenaDrone must meet strict NDAA cybersecurity and supply chain sourcing requirements. The Green UAS program is essentially the same as the Blue UAS program but has a more streamlined and faster certification process without the specifications on country of origin.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.